FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               February 10, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  EGM: BRUCE POWER
              dated  10 February, 2003




Exhibit No. 1


EXTRAORDINARY GENERAL MEETING: DISPOSAL OF INTERESTS IN BRUCE POWER


British Energy shareholders today, 10 February 2003, approved the disposal of the Company's interests in the Bruce Group at an EGM held solely for this purpose.

The disposal remains subject to a number of conditions but, assuming these conditions are satisfied, closing is expected to occur on or before 14 February 2003 as required by the sale agreements, the HMG credit facility and the restructuring principles accepted by HMG.

The Company is also continuing to work hard to reach formal standstill agreements and agreement in principle on the terms of the proposed restructuring with significant creditors by 14 February 2003 in accordance with the restructuring principles accepted by HMG and the terms of the HMG credit facility.

If the disposal is not completed, or if agreement is not reached with significant creditors, the Company may have to seek insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders. Even if the disposal is completed and agreement reached with the significant creditors, the proposed restructuring would remain subject to a large number of significant uncertainties and the return if any to shareholders would represent a very significant dilution of their existing interests.

A further announcement will be made in due course.


CONTACTS

Andrew Dowler       0207 831 3113           Financial Dynamics (Media Enquiries)

Paul Heward         01355 262 201           (Investor Relations)


Find this News Release on our web-site: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 10, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations